UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Other Events.

Sunshine Mills v. Ross Systems, Inc.

On April 27, 2011, Ross Systems, Inc. (“Ross”), a subsidiary of the Company, filed a motion under Rule 2 of the Alabama Rules of Appellate Procedure with the Supreme Court of Alabama seeking relief from Alabama’s requirement to post an appellate bond in the amount of 125 percent of the $61.3 million judgment against Ross in its litigation with Sunshine Mills, Inc., and requesting that the Supreme Court of Alabama reduce Ross’ bonding requirement, while the Sunshine matter is on appeal, to an amount significantly less than the current bond requirement of approximately $77.0 million.

On June 22, 2011, the Alabama Supreme Court granted Ross’s request and remanded the case to the Franklin County Circuit Court to determine, within 28 days, the maximum amount of appellate bond to be required of Ross based upon its entire net worth and available insurance coverage.

Exhibit	Description

99.1	Press release dated May 19, 2011 CDC Corporation Announces that it Intends to Take Steps to Strengthen Corporate Governance at Majority-Held CDC Software

99.2	Press release dated June 14, 2011 Ross Systems Announces Key Technology Upgrade to its Enterprise Performance Management Solution

99.3	Press release dated June 16, 2011 CDC Software Announces General Availability of the Summer 2011 Upgrade of its Cloud eCommerce Platform

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: June 24, 2011	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated May 19, 2011 CDC Corporation Announces that it Intends to Take Steps to Strengthen Corporate Governance at Majority-Held CDC Software

99.2	Press release dated June 14, 2011 Ross Systems Announces Key Technology Upgrade to its Enterprise Performance Management Solution

99.3	Press release dated June 16, 2011 CDC Software Announces General Availability of the Summer 2011 Upgrade of its Cloud eCommerce Platform